                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934


                         TRANSKARYOTIC THERAPIES, INC.
                         -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  893735-10-0
                                  -----------
                                 (CUSIP Number)



         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                              Page 1 of 10  Pages

CUSIP No. 893735-10-0               13G
---------------------


----------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         BB Biotech AG

----------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member              (a) [ ]
         of a Group*                                        (b) [x]

----------------------------------------------------------------------
(3)      SEC Use Only

----------------------------------------------------------------------
(4)      Citizenship or Place of Organization

         Swiss

----------------------------------------------------------------------
Number of Shares                   (5)  Sole Voting Power
Beneficially Owned                      0
by Each Reporting                       -------------------
Person With                        (6)  Shared Voting Power
                                        1,300,000
                                        ----------------------
                                   (7)  Sole Dispositive Power
                                        0
                                        -------------------
                                   (8)  Shared Dispositive Power
                                        1,300,000
                                        -------------------

----------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,300,000

----------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                               [ ]

----------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

         7.83

----------------------------------------------------------------------
(12)     Type of Reporting Person*

         HC, CO

----------------------------------------------------------------------





                              Page 2 of 10  Pages

CUSIP No. 893735-10-0                13G
---------------------


----------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         Biotech Target, S.A.

----------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member              (a) [ ]
         of a Group*                                        (b) [x]

----------------------------------------------------------------------
(3)      SEC Use Only

----------------------------------------------------------------------
(4)      Citizenship or Place of Organization

         Panama

----------------------------------------------------------------------
Number of Shares                  (5)  Sole Voting Power
Beneficially Owned                     0
by Each Reporting                      -------------------
Person With                       (6)  Shared Voting Power
                                       1,300,000
                                       ---------------------
                                  (7)  Sole Dispositive Power
                                       0
                                       -------------------
                                  (8)  Shared Dispositive Power
                                       1,300,000
                                       -------------------

----------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,300,000

----------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                               [ ]

----------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

         7.83

----------------------------------------------------------------------
(12)     Type of Reporting Person*

         CO

----------------------------------------------------------------------





                              Page 3 of 10  Pages

Securities and Exchange Commission
Washington, D.C.
Schedule 13G

ITEM 1(a).         NAME OF ISSUER:

                          Transkaryotic Therapies, Inc.

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          195 Albany Street, Cambridge, MA 02139

ITEM 2(a).         NAME OF PERSON FILING:

                          Biotech Target, S.A. ("Biotech Target")
                          BB Biotech AG ("BB Biotech")

ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                          Biotech Target's business address is Swiss Bank Tower, Panama 1, Republic of Panama.

                          BB Biotech AG's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland.

ITEM 2(c).         CITIZENSHIP:

                          BB Biotech: Swiss
                          Biotech Target:  Panamanian

ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

                          Common Stock, (par value $.01 per share)





                              Page 4 of 10  Pages

ITEM 2(e).         CUSIP NUMBER:

                          893735-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                          Not Applicable

ITEM 4.        OWNERSHIP.

         (a)       Amount beneficially owned: 1,300,000

         (b)       Percent of class: 7.83%

         (c)       Number of shares as to which such person has:

         (i)       Sole power to vote or to direct the vote:  0
         (ii)      Shared power to vote or to direct the vote: 1,300,000
         (iii)     Sole power to dispose or to direct the disposition of: 0
         (iv)      Shared power to dispose or to direct the disposition of:
                   1,300,000

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                          Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON.

                          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                          Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                          See Exhibit I which is incorporated herein by reference.





                              Page 5 of 10  Pages

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                          Not Applicable.

ITEM 10.        CERTIFICATION.

                          Not Applicable.  Statement is being filed pursuant to
Rule 13d-1(c).

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BB BIOTECH AG

Date: February 21, 1997                   By:/s/ Hans-Joerg Graf*
                                             --------------------
                                          Name: Hans-Joerg Graf

                                          By:/s/ Dr. Victor Bischoff*
                                             ------------------------
                                          Name: Dr. Victor Bischoff

                                          BIOTECH TARGET, S.A.

Date: February 21, 1997                   By:/s/ Dr. Andreas Bremer
                                             ----------------------
                                          Name: Dr. Andreas Bremer

                                          By:/s/ Daniel Bugman
                                             -----------------
                                          Name: Daniel Bugman

----------------
* See power of attorney, attached as an exhibit 99.E to BB Biotech's Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994.





                              Page 6 of 10  Pages

                                 EXHIBIT INDEX

Exhibit I          Identification and Classification of Members of the Group

Exhibit II         Statement of BB Biotech AG

Exhibit III        Statement of Biotech Target, S.A.





                              Page 7 of 10  Pages

                                   EXHIBIT I



                   This statement is being filed jointly by BB Biotech AG, a Swiss corporation ("BB Biotech") and Biotech Target S.A., a Panamanian corporation ("Biotech Target"). Biotech Target is a wholly owned subsidiary of BB Biotech.





                              Page 8 of 10  Pages

                                   EXHIBIT II


         BB Biotech AG ("BB Biotech") disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that BB Biotech is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this
Schedule 13G.

         Pursuant to Rule 13d-1(f)(1) and subject to the preceding disclaimer, BB Biotech affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on its behalf.


                                          BB BIOTECH AG

Date: February 21, 1997                   By:/s/ Hans-Joerg Graf
                                             -------------------
                                          Name: Hans-Joerg Graf

                                          By:/s/ Dr. Victor Bischoff
                                             -----------------------
                                          Name: Dr. Victor Bischoff





                              Page 9 of 10  Pages

                                  EXHIBIT III



         Pursuant to Rule 13d-1(f)(1), Biotech Target, S.A. affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on its behalf.


                                            BIOTECH TARGET, S.A.

Date: February 21, 1997                     By:/s/ Dr. Andreas Bremer
                                               ----------------------
                                            Name: Dr. Andreas Bremer

                                            By:/s/ Daniel Bugman
                                               -----------------
                                            Name: Daniel Bugman





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